VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100 SCOTTSDALE, AZ 85258

October 4, 2024

VIA EDGAR

Ms. Shandy Pumphrey

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE: SOX Review of Certain Voya Funds

Dear Ms. Pumphrey:

This letter responds to comments provided via telephone on September 6, 2024, by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to a review of: (i) Form N-CSR filings for the periods ended February 29, 2024 and March 31, 2024 (each, an “N-CSR” and collectively, the “N-CSRs”);

(ii)Form N-PORT filings (each, an “N-PORT”); (iii) Form N-CEN filings (each, an “N-CEN”); and (iv) Form N-1A filings with respect to the Voya Funds listed on Appendix A (each, a “Fund” and collectively, the “Funds”). Our summary of the comments and our responses thereto are provided below. Capitalized terms used but not defined herein have the meanings assigned to them in the respective filings.

1.Comment: The Staff noted that the fidelity bonds reflected in the last Form 40-17G filings for the Funds expired in 2022. The Staff requested that the Funds (i) confirm supplementally that each Fund maintained fidelity bonds pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended since this time, and (ii) file Form 40-17G(s) to reflect such fidelity bonds.

Response: The Funds confirm that the requisite fidelity bonds were maintained by the Funds since 2022. The Funds filed copies of such fidelity bonds and other required information pursuant to Rule 17g-1 on Form 40-17G on September 30, 2024.

2.Comment: The Staff noted the N-CSRs for the Closed-End Funds1 do not contain a statement accompanying the performance graph and table to the effect that the “graph and table do not reflect the deduction of taxes that a shareholder will pay on fund distributions or the redemption of fund shares” required pursuant to Instruction 4.b to Item 24 of Form N-2. The Staff requested that the Closed-End Funds include a statement to that effect in future Form N-CSR filings.

Response: The Closed-End Funds will include a statement to the effect of that referenced above in future N-CSR filings.

3.Comment: The Staff requested supplemental confirmation that for Funds that invest in other funds, such Funds have separately disclosed distributions of realized gains by other investment companies, if any.

Response: The Funds confirm there were no capital gain distributions from other investment companies to report.

1The “Closed-End Funds” are Voya Asia Pacific High Dividend Equity Income Fund (“IAE”); Voya Emerging Markets High Dividend Equity Fund (“IHD”); Voya Credit Income Fund (“VCIF”); Voya Global Advantage and Premium Opportunity Fund (“IGA”); Voya Global Equity Dividend and Premium Opportunity Fund (“IGD”); and Voya Infrastructure, Industrials and Materials Fund (“IDE”).

Ms. Shandy Pumphrey

U.S. Securities and Exchange Commission

October 4, 2024

Page | 2

4.Comment: The Staff noted, with respect to the Form N-1A filings for Voya Short Duration High

Income Fund (“SDHIF”) and Voya Strategic Income Opportunities Fund (“SIOF”), that: (i) certain information in the fee tables provided in response to Item 3 of Form N-1A does not match the relevant information presented in the financial highlights provided in response to Item 13 of Form N-1A; and (ii) certain expenses appear to be omitted from such fee tables. The Staff noted further that there are no footnotes to such fee tables to clarify the discrepancies (e.g., stating the amounts presented have been restated or that certain amounts are considered extraordinary). The Staff requested that the Funds reconcile the fee tables with the information presented in the financial highlights.

Response: The Funds will include relevant footnotes to the fee tables in future Form N-1A filings to address any material differences between information presented in a Fund’s financial highlights and corresponding information provided in the Fund’s fee table. With respect to SDHIF, the Fund experienced non-recurring offering expenses in its first year of operations that are reflected in the

Fund’s financial highlights. These expenses were not reflected in the Fund’s fee table because such expenses will not be incurred in future periods. As such, these expenses are considered “extraordinary expenses” and were excluded in reliance on Instruction 3(c)(ii) to Item 3 of Form N-1A. With respect to SIOF, the Fund’s gross expenses (and in turn net expenses) were each increased by two basis points in the fee table to reflect current class-specific expenses that were not incurred during the Fund’s most recent fiscal year. SIOF included such expenses in the fee table in reliance on Instruction 3(d) to Item 3 of Form N-1A because these expenses materially affected the information that otherwise would have been disclosed in the table based on amounts for the Fund’s most recent fiscal year.

5.Comment: The Staff noted the response to Item A.3.a. in the February 29, 2024 N-PORT for VCIF lists the date of the Fund’s fiscal year end as February 28, 2025. The Staff noted further that this should have reflected February 29, 2024, and requested that VCIF use the correct date in future Form N-PORT filings.

Response: VCIF notes that this was a scrivener’s error and confirms that future Form N-PORT filings will reflect the correct date of the Fund’s applicable fiscal year end.

6.Comment: The Staff noted the N-CSRs for certain Closed-End Funds that offer one share class without a designation include disclosures referencing multiple classes of shares. The Staff requested that these Closed-End Funds ensure that their disclosures are tailored to reflect that the Funds offer a single share class, rather than multiple share classes, in future Form N-CSR filings.

Response: The relevant Closed-End Funds confirm that these disclosures will be revised to reflect that such Funds offer a single share class without a designation in future Form N-CSR filings.

7.Comment: The Staff noted that at Note 2.d. of the “Notes to Financial Statements” in VCIF’s N- CSR state that “[o]pen forward foreign currency contracts are presented within the respective Portfolio of Investments.” The Staff noted further that there were no corresponding open contracts listed in the Portfolio of Investments and requested VCIF confirm that there were no open forward foreign currency contracts at the Fund’s fiscal year end February 29, 2024.

Response: VCIF confirms there were no open forward foreign currency contracts at the Fund’s fiscal year end February 29, 2024.

8.Comment: The Staff noted the response to Item C.8.c. in the N-CEN for IAE states that fees waived for the annual period ended February 29, 2024 were not subject to recoupment, whereas Note 5 to the “Notes to Financial Statements” in the N-CSR for IAE for the same period disclosed that the

Ms. Shandy Pumphrey

U.S. Securities and Exchange Commission

October 4, 2024

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fees waived under the Fund’s expense limitation agreement were recoupable. The Staff requested that IAE explain in correspondence the differences in disclosure.

Response: IAE is currently subject to two expense limitation arrangements, (i) a written expense limitation agreement under which the Investment Adviser will limit the expenses of the Fund to 1.30%, subject to certain exceptions, which is eligible for recoupment and (ii) a written side letter agreement under which the Investment Adviser agrees to further limit expenses to 1.20%, subject to certain exceptions and for which waivers/reimbursements are not eligible for recoupment. For the fiscal year ended February 29, 2024, the governing expense limitation in place was the side letter agreement and, therefore, any expenses that were reduced or waived pursuant to that arrangement are not subject to recoupment. IAE notes that the disclosure in the N-CSR at Note 5 to the “Notes to Financial Statements” summarizes the terms of both expense limitation arrangements and states that, “[a]ny fees waived pursuant to the side letter agreement shall not be eligible for recoupment.”

9.Comment: The Staff noted the response to Item 4(e)(2) in the N-CSRs for each of IGA, IGD, IAE, IDE, and IHD disclosed that “100% of the services [referred to in Items 4(b) through (d)] were approved by the audit committee.” The Staff noted, however, that per the requirements of Form N-CSR, this response should disclose the percentage of such services that were approved by the audit committee “pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.” The Staff requested that the relevant Closed-End Funds include this language, to the extent applicable, in future Form N-CSR filings.

Response: The referenced Closed-End Funds did not rely upon the waiver of the pre-approval requirement under (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. The relevant Closed-End Funds undertake to update the responses to Item 4(e)(2) in future N-CSR filings to include the language “pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X”, or to otherwise clarify that the pre- approval requirement was not waived with respect to any services, as applicable.

10.Comment: The Staff noted the Form N-1A filing pursuant to Rule 485(b) of the Securities Act of 1933 on July 29, 2024 for Voya Investment Grade Credit Fund (“VIGCF”) did not include the Series and Class IDs for VIGCF and requested that Voya Separate Portfolios Trust refile its registration statement with respect to VIGCF to include the Series and Class IDs for VIGCF.

Response: Voya Separate Portfolios Trust re-filed the amendment to its registration statement with respect to VIGCF dated July 31, 2024 on September 20, 2024 to include the Series and Class IDs for

VIGCF.

11.Comment: The Staff noted the Section 906 Certification in the N-CSR for VCIF included references to “Voya Senior Income Fund”, VCIF’s former name, and requested that VCIF refile its N- CSR with a new Section 906 Certification that includes: (i) VCIF’s correct name throughout, (ii) an updated date, and (iii) an explanatory note addressing the reasons for filing the amendment.

Response: VCIF filed an amended N-CSR with a corrected Section 906 Certification on October 4, 2024, with the correct Fund name, an updated date, and an explanatory note addressing the reasons for filing the amendment.

12.Comment: The Staff noted Voya Emerging Markets Hard Currency Debt Fund (“EMHCDF”), which was liquidated on February 27, 2023, shows as “active” in EDGAR and requested that any liquidated or merged series in the Voya funds complex be changed to “inactive” on EDGAR.

Response: Voya Separate Portfolios Trust has updated the series identifier information to reflect that EMHCDF is “inactive” on EDGAR and confirms that all other series in the Voya funds complex

Ms. Shandy Pumphrey

U.S. Securities and Exchange Commission

October 4, 2024

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correctly reflect their current status (i.e., active or inactive).

* * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact Todd Modic at (480) 477- 2190, Dorothy Roman at (480) 477-2669, Angela Gomez at (480) 477-2313, or the undersigned at (212) 309- 6566.

Regards,

/s/ Nicholas C.D. Ward Nicholas C.D. Ward

Assistant Vice President and Counsel

Voya Investment Management

cc:Huey P. Falgout, Jr., Esq. Voya Investments, LLC

Elizabeth J. Reza, Esq.

Ropes & Gray LLP

Jessica Reece, Esq.

Ropes & Gray LLP

Jeremy Smith, Esq.

Ropes & Gray LLP

Ms. Shandy Pumphrey

U.S. Securities and Exchange Commission

October 4, 2024

Page | 5

Appendix A

File #	Registrant Name	Series ID	Series Name	N-CSR
Date

811-22004	Voya Asia Pacific High		Voya Asia Pacific High Dividend Equity	02/29/24
	Dividend Equity Income Fund		Income Fund
811-10223	Voya Credit Income Fund		Voya Credit Income Fund	02/29/24

811-22438	Voya Emerging Markets High		Voya Emerging Markets High Dividend	02/29/24
	Dividend Equity Fund		Equity Fund
811-21786	Voya Global Advantage &		Voya Global Advantage & Premium	02/29/24
	Premium Opportunity Fund		Opportunity Fund
811-21553	Voya Global Equity Dividend &		Voya Global Equity Dividend &	02/29/24
	Premium Opportunity Fund		Premium Opportunity Fund
811-22144	Voya Infrastructure, Industrials		Voya Infrastructure, Industrials &	02/29/24
	& Materials Fund		Materials Fund
811-08895	Voya Funds Trust	S000008394	Voya GNMA Income Fund	03/31/24
811-08895	Voya Funds Trust	S000008395	Voya High Yield Bond Fund	03/31/24
811-08895	Voya Funds Trust	S000008396	Voya Intermediate Bond Fund	03/31/24
811-08895	Voya Funds Trust	S000029692	Voya Floating Rate Fund	03/31/24
811-08895	Voya Funds Trust	S000038555	Voya Strategic Income Opportunities	03/31/24
Fund
811-08895	Voya Funds Trust	S000039383	Voya Short Term Bond Fund	03/31/24
811-08895	Voya Funds Trust	S000066947	Voya Government Money Market Fund	03/31/24
811-08895	Voya Funds Trust	S000079627	Voya VACS Series HYB Fund	03/31/24
811-08895	Voya Funds Trust	S000079681	Voya Short Duration High Income Fund	03/31/24
811-22025	Voya Separate Portfolios Trust	S000017462	Voya Investment Grade Credit Fund	03/31/24
811-22025	Voya Separate Portfolios Trust	S000046242	Voya Securitized Credit Fund	03/31/24
811-22025	Voya Separate Portfolios Trust	S000037123	Voya VACS Series EMCD Fund	03/31/24
811-22025	Voya Separate Portfolios Trust	S000079625	Voya VACS Series EMHCD Fund	03/31/24
811-22025	Voya Separate Portfolios Trust	S000079626	Voya VACS Series SC Fund	03/31/24